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06015472

July 24, 2006


SEC MAIL PROCESSING
RECEIVED
JUL 2 5 2006
WASH, D.C.
185
SECTION

BY HAND

SUPPL

The Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

Re: Lenovo Group Limited (Formerly known as Legend Group Limited); Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of Lenovo Group Limited (the "**Company**"), File No. 82-3950, the enclosed document is submitted to you in order to maintain the Company's exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "**Exchange Act**") pursuant to Rule 12g3-2(b) under the Exchange Act:

1. The Company's announcement, dated July 17, 2006, regarding entry into a sub-lease agreement, a facilities maintenance services agreement, and a maintenance agreement with International Business Machines Corporation, and submitted to The Hong Kong Stock Exchange Limited on July 18, 2006.

Kindly acknowledge receipt of this letter and the submission of the document delivered herewith by stamping the duplicate copy of this letter and returning it to our messenger.

Thank you for your attention to this matter.

Very truly yours,

Logan Helen Hennessey

Enclosures

cc: Lenovo Group Limited

PROCESSED
JUL 2 6 2006
THOMSON
FINANCIAL

lenovo 联想

Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0992)

CONTINUING CONNECTED TRANSACTIONS

SUMMARY

The Company has recently entered into various agreements with IBM in connection with transactions on real estate, the procurement of services and the provision of maintenance and warranty services on personal computers. These agreements are Sub-lease Agreement, Facilities Maintenance Services Agreement and Maintenance Agreement (collectively the "**Connected Transactions**").

IBM is a substantial shareholder of the Company and thus a connected person of the Company. Therefore, the transactions contemplated under each of the Connected Transactions by the Company with IBM constitute continuing connected transactions for the Company.

As the applicable percentage ratios of the maximum considerations under each of the Sub-lease Agreement, Facilities Maintenance Services Agreement and Maintenance Agreement is less than 2.5%, the entering into of each of the Sub-lease Agreement, the Facilities Maintenance Services Agreement and the Maintenance Agreement is subject to reporting and announcement requirements under Rules 14A.45 to 14A.47 and the annual review requirements under Rules 14A.37 to 14A.40 of the Listing Rules, but is exempt from independent shareholders' approval requirements.

I. INTRODUCTION

The Company has recently entered into various agreements with IBM in connection with certain transactions on real estate, procurement of services transactions and the provision of maintenance and warranty services on personal computers. These agreements are Sub-lease Agreement, Facilities Maintenance Services Agreement and Maintenance Agreement (collectively the "**Connected Transactions**").

II. REAL ESTATE TRANSACTIONS

(a) Sub-lease Agreement

Reference is made to the Real Estate Arrangements (as defined in the circular issued by the Company on December 31, 2004, in relation to the very substantial acquisition by the Company of the global desktop computer and notebook computer business of IBM and certain continuing connected transactions mentioned therein (the "**Circular**")) pursuant to which, inter alia, the Master Real Estate Licence and other site-specific license and sublease agreements (the "**License Agreements**") were entered into that have allowed the Group to sublease portions of specific properties and to occupy certain space at over 200 IBM locations worldwide at agreed licence fees for a transitional period. The original terms of most of these License Agreements expire in June or July 2006. A letter agreement was entered into between IBM and the Company on March 30, 2006 to extend or renew, for 35 locations, the corresponding License Agreements for a fixed term of 60 days or 90 days (as the case may be) ("**Amendment to Real Estate License**").

On June 30, 2006, the Company entered into a new Sub-lease Agreement with IBM whereby the Group will sub-lease laboratory space from IBM in the terms as follows:-

Date:	June 30, 2006
Parties:	IBM and the Company
Nature:	Sub-lease
Location:	Yamato, Japan
Usage:	Laboratory space
Term:	Three years from July 1, 2006
Rent:	The aggregate annual rent payable under the Sub-lease Agreement is approximately US$2,665,000 (HK$20,787,000).
Basis of determination:	The rent for the laboratory space was mutually agreed between IBM and the Company after arm's length negotiation and determined on a price per foot basis which is consistent with the prevailing market rental levels for comparable properties in the various locations.

Reasons for the sub-lease

The Directors consider it beneficial for the Group to sublease laboratory space from IBM as the rent for the laboratory offered to the Group is comparable to, if not lower than, the rent offered by independent third party landlords for comparable premises. The Company has considered other available alternatives and has determined that the other premises are less suitable for the Group's use, for reasons including cost. The Group will also be able to minimize the relocation cost and disruption to the Group's business operations.

(b) Facilities Maintenance Services Agreement

On June 30, 2006, a Facilities Maintenance Services Agreement was entered into between IBM Japan and the Company whereby the Company will retain IBM Japan to perform Facilities Maintenance Services for its office and laboratory space at Yamato, Japan. Major terms of the Facilities Maintenance Services Agreement are as follows:

Date:	June 30, 2006
Parties:	IBM Japan and the Company
Term:	A fixed term of nine months commencing from July 1, 2006 and expiring on March 31, 2007, with an option of renewal exercisable by the Group to extend the term for up to three years, subject to the Company's compliance with the Listing Rules.
Services:	Under the Facilities Maintenance Services Agreement, IBM Japan will provide the following services to the Company's office and laboratory space at Yamato, Japan. The Facilities Maintenance Services include building security services; general maintenance services (janitorial, grounds maintenance, minor repairs to furniture and fixtures); planning and management services in respect of internal relocation; management of chemicals and industrial waste; and certain administrative and other related facilities services.
Service fee:	The aggregate amount of the service fee payable under the Facilities Maintenance Services Agreement is US$635,000 (HK$4,953,000) for the nine-month term.
Basis of determination:	The service fee was negotiated on an arm's length basis and the basis for determining the service fee is in line with the Group's procurement policy and practices and is no less favourable to the Group than that available from any independent third party for similar services.

Reasons for entering into the Facilities Maintenance Services Agreement

Taking into account the expertise and experience of IBM Japan in providing the covered services to the site in question, and the commercially reasonable cost of the Facilities Maintenance Services, the Directors consider that it is beneficial for the Group to enter into the Facilities Maintenance Services Agreement.

Listing Rules Implications

As the transactions under the Sub-lease Agreement, Facilities Maintenance Services Agreement and Amendment to Real Estate Licenses are related to sub-lease, license and provision of related services specific to the sub-lease from IBM to the Group within a 12-month period, they are aggregated under Rule 14A.25 of the Listing Rules.

As the applicable percentage ratios of the maximum aggregate annual amount payable under the Sub-lease Agreement, Facilities Maintenance Services Agreement and Amendment to Real Estate Licenses are less than 2.5%, the entering into of the Sub-lease Agreement and Facilities Maintenance Services Agreement are subject to reporting and announcement requirements under Rules 14A.45 to 14A.47 and the annual review requirements under Rules 14A.37 to 14A.40 of the Listing Rules, but are exempt from independent shareholders' approval requirements.

III. PROVISION OF MAINTENANCE AND WARRANTY SERVICES

On July 6, 2006, an agreement was entered into between IGSC (a subsidiary of IBM) and Lenovo Beijing (a subsidiary of the Company) in relation to the provision by Lenovo Beijing to IGSC of maintenance and warranty services in the PRC on IBM Liability Machines for a term from October 1, 2006 to June 15, 2008.

Major terms of the Maintenance Agreement are as follows:

Maintenance Agreement

Date:	July 6, 2006
Parties:	IGSC and Lenovo Beijing
Term:	A fixed term of 20½ months commencing from October 1, 2006 till June 15, 2008
Services:	The provision by Lenovo Beijing to IGSC of the Maintenance and Warranty Services in the PRC on IBM Liability Machines. Maintenance and Warranty Services mean installation, de-installation, remote customer and technical support, parts distribution, parts sales, depot maintenance and repair services and on site customer premise maintenance and repair services provided to customers who has purchased Products or Maintenance and Warranty Services from IBM or its business partner prior to Initial Closing, i.e. April 30, 2005, . IBM Liability Machines mean IBM logoed, other logoed and non-logoed Products sold by IBM prior to April 30, 2005.
Parts:	Lenovo Beijing will purchase the existing inventory of spare parts in the possession of Blue Express (a subsidiary of IBM) for IBM Products serviced by Blue Express prior to October 1, 2006 in order to have the necessary type and quantity of parts to perform the Maintenance and Warranty Services upon commencement of the Maintenance Agreement.
Fees:	Service Fees: The Directors expects that the annual service fees payable by IGSC to Lenovo Beijing under the Maintenance Agreement for the three financial years ending March 31, 2009 will not exceed USD16,000,000 (HK$124,800,000), USD12,000,000 (HK$93,600,000) and USD800,000 (HK$6,240,000) respectively. Parts Fees: The parties agreed that the parts to be purchased by Lenovo Beijing from Blue Express is currently estimated at about USD4,000,000 (HK$31,200,000).

Basis of Determination:	The Service Fees payable by IGSC is determined with reference to the rate in respect of a particular type of warranty service and the actual number of IBM Liability Machines receiving that particular type of warranty service in a particular year. The estimated annual amount of the Services Fees payable is on a descending scale based on the actual number of the IBM Liability Machines and the warranty period of a maximum of 3 years on the IBM Liability Machines from date of purchase provided in the sale. The Service Fees have been agreed upon between IGSC and Lenovo Beijing as a result of arm's length negotiation. The Parts Fees payable by Lenovo Beijing is an one off payment determined based on IBM's actual weighted average cost and is agreed upon between parties as a result of arm's length negotiation.

Reason for the transaction

The Company expects the Maintenance Agreement will ensure continuity of warranty services for the customers of IBM Liability Machines which will strengthen the Company's position within the customer accounts of IBM. The provision of the Maintenance and Warranty Services will also widen the source of revenue and leverage on the service operation efficiency of the Group.

Listing Rules Implications

IBM is a substantial shareholder of the Company and thus a connected person of the Company. Therefore, the entering into of the Maintenance Agreement by Lenovo Beijing with IGSC (a subsidiary of IBM) constitutes a continuing connected transaction for the Company. As the applicable percentage ratios of the maximum amount of each of the Service Fees and the Parts Fees under the Maintenance Agreement is less than 2.5%, the Maintenance Agreement is subject to announcement and reporting requirements and annual review requirements under Rules 14A.37 to 14A.40 of the Listing Rules, but is exempt from independent shareholders' approval requirements under Rule 14A.34 of the Listing Rules.

IV. DIRECTORS' VIEWS

The Directors (including the independent non-executive Directors) consider that the Connected Transactions are on normal commercial terms and are entered into in the ordinary and usual course of business of the Company. They are also of the view that the terms of the Connected Transactions are fair and reasonable and in the interests of the Company and its shareholders as a whole.

V. INFORMATION ON THE GROUP

The principal activity of the Company is investment holding. The principal activities of the Group are the sales and manufacture of personal computers and related IT products, mobile devices, and the provision of advanced information services in the PRC, the Americas, Europe, the Middle East, Africa and Asia Pacific.

VI. INFORMATION ON IBM

IBM is the largest supplier of "hardware", "software" and information technology services, and pioneered the development and implementation of "e-business" solutions. IBM is a leading provider of e-business solutions and is dedicated to helping companies, business partners and developers leverage the potential of the internet and network computing across a wide range of businesses and industries. The company offers a host of cross-industry and industry-specific solutions designed to meet the needs of companies of all sizes.

VII.DEFINITIONS

"Affiliate"	with respect to any person, any other person who directly or indirectly or who through one or more intermediaries, controls or is controlled by or is under common control with the person specified
"Amendment to Real Estate Licenses"	the letter agreement entered into between IBM and the Company on March 30, 2006, details of which are set out in the section headed "Real Estate Licence Extension" in the announcement of the Company issued on April 21, 2006 in relation to a continuing connected transaction
"Circular"	the circular issued by the Company on December 31, 2004 in relation to the very substantial acquisition by the Company of the global desktop computer and notebook computer business of IBM and certain continuing connected transactions mentioned therein
"Company"	Lenovo Group Limited, a company incorporated on October 5, 1993 with limited liability under the laws of Hong Kong, the shares of which are listed on the main board of the Stock Exchange
"connected person"	has the meaning set out in the Listing Rules
"Directors"	the directors of the Company
"Facilities Maintenance Services Agreement"	the facilities maintenance services agreement entered into between IBM and the Company on June 30, 2006, details of which are set out in the section "Facilities Maintenance Services Agreement" in this announcement
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"IBM"	International Business Machines Corporation, and/ or its affiliates
"IBM Japan"	IBM (Japan) Inc., a wholly-owned subsidiary of IBM
"IGSC"	IBM Global Services (China) Company Ltd., a subsidiary of IBM
"Initial Closing"	has the meaning set out in the Circular

"Lenovo Beijing"	Lenovo (Beijing) Limited, a company incorporated in PRC, a wholly-owned subsidiary of the Company
"License Agreements"	the Master Real Estate License and other license and sublease agreements, signed prior to the Initial Closing and carrying terms not exceeding 12 months
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited
"Maintenance Agreement"	China Services Agreement for IBM Liability Machines entered into between Lenovo Beijing and IGSC on July 6, 2006, details of which are set out in the section "Maintenance Agreement" in this announcement
"Master Real Estate License"	The Master Real Estate License entered into between IBM and IBM Products United States Inc. (which subsequently became part of the Group) on April 29, 2005
"PRC"	People's Republic of China (for the purposes of this announcement, excluding Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan)
"Real Estate Arrangements"	has the meaning set out in the Circular
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Sub-lease Agreement"	the sub-lease agreement entered into between IBM and the Company on June 30, 2006 in respect of sub-lease from IBM laboratory space in Yamato, Japan, details of which are set out in the section "Sub-lease Agreement" in this announcement

This announcement contains translation between HK$ and US$ at HK$7.8 = US$1. The translation shall not be taken as representation that the HK$ amount could actually be converted into US$ at that rate, or at all.

By order of the Board
Yang Yuanqing
Chairman

Hong Kong, July 17, 2006

As of the date of this announcement, the Executive Directors are Mr. Yang Yuanqing, Mr. William J. Amelio and Ms. Ma Xuezheng, the Non-executive Directors are Mr. Liu Chuanzhi, Mr. Zhu Linan, Mr. James G. Coulter, Mr. William O. Grabe, Mr. Shan Weijian, Mr. Justin T. Chang (alternate Director to Mr. James G. Coulter), Mr. Vince Feng (alternate Director to Mr. William O. Grabe) and Mr. Daniel A. Carroll (alternate Director to Mr. Shan Weijian); and the Independent Non-executive Directors are Mr. Wong Wai Ming, Professor Woo Chia-Wei, Mr. Ting Lee Sen and Mr. John W. Barter III.

"Please also refer to the published version of this announcement in the South China Morning Post"

lenovo 联想

Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0992)

CONTINUING CONNECTED TRANSACTIONS

SUMMARY

The Company has recently entered into various agreements with IBM in connection with transactions on real estate, the procurement of services and the provision of maintenance and warranty services on personal computers. These agreements are Sub-lease Agreement, Facilities Maintenance Services Agreement and Maintenance Agreement (collectively the "**Connected Transactions**").

IBM is a substantial shareholder of the Company and thus a connected person of the Company. Therefore, the transactions contemplated under each of the Connected Transactions by the Company with IBM constitute continuing connected transactions for the Company.

As the applicable percentage ratios of the maximum considerations under each of the Sub-lease Agreement, Facilities Maintenance Services Agreement and Maintenance Agreement is less than 2.5%, the entering into of each of the Sub-lease Agreement, the Facilities Maintenance Services Agreement and the Maintenance Agreement is subject to reporting and announcement requirements under Rules 14A.45 to 14A.47 and the annual review requirements under Rules 14A.37 to 14A.40 of the Listing Rules, but is exempt from independent shareholders' approval requirements.

I. INTRODUCTION

The Company has recently entered into various agreements with IBM in connection with certain transactions on real estate, procurement of services transactions and the provision of maintenance and warranty services on personal computers. These agreements are Sub-lease Agreement, Facilities Maintenance Services Agreement and Maintenance Agreement (collectively the "**Connected Transactions**").

II. REAL ESTATE TRANSACTIONS

(a) Sub-lease Agreement

Reference is made to the Real Estate Arrangements (as defined in the circular issued by the Company on December 31, 2004, in relation to the very substantial acquisition by the Company of the global desktop computer and notebook computer business of IBM and certain continuing connected transactions mentioned therein (the "**Circular**")) pursuant to which, inter alia, the Master Real Estate Licence and other site-specific license and sublease agreements (the "**License Agreements**") were entered into that have allowed the Group to sublease portions of specific properties and to occupy certain space at over 200 IBM locations worldwide at agreed licence fees for a transitional period. The original terms of most of these License Agreements expire in June or July 2006. A letter agreement was entered into between IBM and the Company on March 30, 2006 to extend or renew, for 35 locations, the corresponding License Agreements for a fixed term of 60 days or 90 days (as the case may be) ("**Amendment to Real Estate License**").

On June 30, 2006, the Company entered into a new Sub-lease Agreement with IBM whereby the Group will sub-lease laboratory space from IBM in the terms as follows:-

Date:	June 30, 2006
Parties:	IBM and the Company
Nature:	Sub-lease
Location:	Yamato, Japan
Usage:	Laboratory space
Term:	Three years from July 1, 2006
Rent:	The aggregate annual rent payable under the Sub-lease Agreement is approximately US$2,665,000 (HK$20,787,000).
Basis of determination:	The rent for the laboratory space was mutually agreed between IBM and the Company after arm's length negotiation and determined on a price per foot basis which is consistent with the prevailing market rental levels for comparable properties in the various locations.

Reasons for the sub-lease

The Directors consider it beneficial for the Group to sublease laboratory space from IBM as the rent for the laboratory offered to the Group is comparable to, if not lower than, the rent offered by independent third party landlords for comparable premises. The Company has considered other available alternatives and has determined that the other premises are less suitable for the Group's use, for reasons including cost. The Group will also be able to minimize the relocation cost and disruption to the Group's business operations.

(b) Facilities Maintenance Services Agreement

On June 30, 2006, a Facilities Maintenance Services Agreement was entered into between IBM Japan and the Company whereby the Company will retain IBM Japan to perform Facilities Maintenance Services for its office and laboratory space at Yamato, Japan. Major terms of the Facilities Maintenance Services Agreement are as follows:

Date:	June 30, 2006
Parties:	IBM Japan and the Company
Term:	A fixed term of nine months commencing from July 1, 2006 and expiring on March 31, 2007, with an option of renewal exercisable by the Group to extend the term for up to three years, subject to the Company's compliance with the Listing Rules.
Services:	Under the Facilities Maintenance Services Agreement, IBM Japan will provide the following services to the Company's office and laboratory space at Yamato, Japan. The Facilities Maintenance Services include building security services; general maintenance services (janitorial, grounds maintenance, minor repairs to furniture and fixtures); planning and management services in respect of internal relocation; management of chemicals and industrial waste; and certain administrative and other related facilities services.
Service fee:	The aggregate amount of the service fee payable under the Facilities Maintenance Services Agreement is US$635,000 (HK$4,953,000) for the nine-month term.
Basis of determination:	The service fee was negotiated on an arm's length basis and the basis for determining the service fee is in line with the Group's procurement policy and practices and is no less favourable to the Group than that available from any independent third party for similar services.

Reasons for entering into the Facilities Maintenance Services Agreement

Taking into account the expertise and experience of IBM Japan in providing the covered services to the site in question, and the commercially reasonable cost of the Facilities Maintenance Services, the Directors consider that it is beneficial for the Group to enter into the Facilities Maintenance Services Agreement.

Listing Rules Implications

As the transactions under the Sub-lease Agreement, Facilities Maintenance Services Agreement and Amendment to Real Estate Licenses are related to sub-lease, license and provision of related services specific to the sub-lease from IBM to the Group within a 12-month period, they are aggregated under Rule 14A.25 of the Listing Rules.

As the applicable percentage ratios of the maximum aggregate annual amount payable under the Sub-lease Agreement, Facilities Maintenance Services Agreement and Amendment to Real Estate Licenses are less than 2.5%, the entering into of the Sub-lease Agreement and Facilities Maintenance Services Agreement are subject to reporting and announcement requirements under Rules 14A.45 to 14A.47 and the annual review requirements under Rules 14A.37 to 14A.40 of the Listing Rules, but are exempt from independent shareholders' approval requirements.

III. PROVISION OF MAINTENANCE AND WARRANTY SERVICES

On July 6, 2006, an agreement was entered into between IGSC (a subsidiary of IBM) and Lenovo Beijing (a subsidiary of the Company) in relation to the provision by Lenovo Beijing to IGSC of maintenance and warranty services in the PRC on IBM Liability Machines for a term from October 1, 2006 to June 15, 2008.

Major terms of the Maintenance Agreement are as follows:

Maintenance Agreement

Date:	July 6, 2006
Parties:	IGSC and Lenovo Beijing
Term:	A fixed term of 20½ months commencing from October 1, 2006 till June 15, 2008
Services:	The provision by Lenovo Beijing to IGSC of the Maintenance and Warranty Services in the PRC on IBM Liability Machines. Maintenance and Warranty Services mean installation, de-installation, remote customer and technical support, parts distribution, parts sales, depot maintenance and repair services and on site customer premise maintenance and repair services provided to customers who has purchased Products or Maintenance and Warranty Services from IBM or its business partner prior to Initial Closing, i.e. April 30, 2005, . IBM Liability Machines mean IBM logoed, other logoed and non-logoed Products sold by IBM prior to April 30, 2005.
Parts:	Lenovo Beijing will purchase the existing inventory of spare parts in the possession of Blue Express (a subsidiary of IBM) for IBM Products serviced by Blue Express prior to October 1, 2006 in order to have the necessary type and quantity of parts to perform the Maintenance and Warranty Services upon commencement of the Maintenance Agreement.
Fees:	Service Fees: The Directors expects that the annual service fees payable by IGSC to Lenovo Beijing under the Maintenance Agreement for the three financial years ending March 31, 2009 will not exceed USD16,000,000 (HK$124,800,000), USD12,000,000 (HK$93,600,000) and USD800,000 (HK$6,240,000) respectively. Parts Fees: The parties agreed that the parts to be purchased by Lenovo Beijing from Blue Express is currently estimated at about USD4,000,000 (HK$31,200,000).

Basis of Determination: The Service Fees payable by IGSC is determined with reference to the rate in respect of a particular type of warranty service and the actual number of IBM Liability Machines receiving that particular type of warranty service in a particular year. The estimated annual amount of the Services Fees payable is on a descending scale based on the actual number of the IBM Liability Machines and the warranty period of a maximum of 3 years on the IBM Liability Machines from date of purchase provided in the sale. The Service Fees have been agreed upon between IGSC and Lenovo Beijing as a result of arm's length negotiation. The Parts Fees payable by Lenovo Beijing is an one off payment determined based on IBM's actual weighted average cost and is agreed upon between parties as a result of arm's length negotiation.

Reason for the transaction

The Company expects the Maintenance Agreement will ensure continuity of warranty services for the customers of IBM Liability Machines which will strengthen the Company's position within the customer accounts of IBM. The provision of the Maintenance and Warranty Services will also widen the source of revenue and leverage on the service operation efficiency of the Group.

Listing Rules Implications

IBM is a substantial shareholder of the Company and thus a connected person of the Company. Therefore, the entering into of the Maintenance Agreement by Lenovo Beijing with IGSC (a subsidiary of IBM) constitutes a continuing connected transaction for the Company. As the applicable percentage ratios of the maximum amount of each of the Service Fees and the Parts Fees under the Maintenance Agreement is less than 2.5%, the Maintenance Agreement is subject to announcement and reporting requirements and annual review requirements under Rules 14A.37 to 14A.40 of the Listing Rules, but is exempt from independent shareholders' approval requirements under Rule 14A.34 of the Listing Rules.

IV. DIRECTORS' VIEWS

The Directors (including the independent non-executive Directors) consider that the Connected Transactions are on normal commercial terms and are entered into in the ordinary and usual course of business of the Company. They are also of the view that the terms of the Connected Transactions are fair and reasonable and in the interests of the Company and its shareholders as a whole.

V. INFORMATION ON THE GROUP

The principal activity of the Company is investment holding. The principal activities of the Group are the sales and manufacture of personal computers and related IT products, mobile devices, and the provision of advanced information services in the PRC, the Americas, Europe, the Middle East, Africa and Asia Pacific.

VI. INFORMATION ON IBM

IBM is the largest supplier of "hardware", "software" and information technology services, and pioneered the development and implementation of "e-business" solutions. IBM is a leading provider of e-business solutions and is dedicated to helping companies, business partners and developers leverage the potential of the internet and network computing across a wide range of businesses and industries. The company offers a host of cross-industry and industry-specific solutions designed to meet the needs of companies of all sizes.

VII.DEFINITIONS

"Affiliate"	with respect to any person, any other person who directly or indirectly or who through one or more intermediaries, controls or is controlled by or is under common control with the person specified
"Amendment to Real Estate Licenses"	the letter agreement entered into between IBM and the Company on March 30, 2006, details of which are set out in the section headed "Real Estate Licence Extension" in the announcement of the Company issued on April 21, 2006 in relation to a continuing connected transaction
"Circular"	the circular issued by the Company on December 31, 2004 in relation to the very substantial acquisition by the Company of the global desktop computer and notebook computer business of IBM and certain continuing connected transactions mentioned therein
"Company"	Lenovo Group Limited, a company incorporated on October 5, 1993 with limited liability under the laws of Hong Kong, the shares of which are listed on the main board of the Stock Exchange
"connected person"	has the meaning set out in the Listing Rules
"Directors"	the directors of the Company
"Facilities Maintenance Services Agreement"	the facilities maintenance services agreement entered into between IBM and the Company on June 30, 2006, details of which are set out in the section "Facilities Maintenance Services Agreement" in this announcement
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"IBM"	International Business Machines Corporation, and/ or its affiliates
"IBM Japan"	IBM (Japan) Inc., a wholly-owned subsidiary of IBM
"IGSC"	IBM Global Services (China) Company Ltd., a subsidiary of IBM
"Initial Closing"	has the meaning set out in the Circular

"Lenovo Beijing"	Lenovo (Beijing) Limited, a company incorporated in PRC, a wholly-owned subsidiary of the Company
"License Agreements"	the Master Real Estate License and other license and sublease agreements, signed prior to the Initial Closing and carrying terms not exceeding 12 months
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited
"Maintenance Agreement"	China Services Agreement for IBM Liability Machines entered into between Lenovo Beijing and IGSC on July 6, 2006, details of which are set out in the section "Maintenance Agreement" in this announcement
"Master Real Estate License"	The Master Real Estate License entered into between IBM and IBM Products United States Inc. (which subsequently became part of the Group) on April 29, 2005
"PRC"	People's Republic of China (for the purposes of this announcement, excluding Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan)
"Real Estate Arrangements"	has the meaning set out in the Circular
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Sub-lease Agreement"	the sub-lease agreement entered into between IBM and the Company on June 30, 2006 in respect of sub-lease from IBM laboratory space in Yamato, Japan, details of which are set out in the section "Sub-lease Agreement" in this announcement

This announcement contains translation between HK$ and US$ at HK$7.8 = US$1. The translation shall not be taken as representation that the HK$ amount could actually be converted into US$ at that rate, or at all.

By order of the Board
Yang Yuanqing
Chairman

Hong Kong, July 17, 2006

As of the date of this announcement, the Executive Directors are Mr. Yang Yuanqing, Mr. William J. Amelio and Ms. Ma Xuezheng, the Non-executive Directors are Mr. Liu Chuanzhi, Mr. Zhu Linan, Mr. James G. Coulter, Mr. William O. Grabe, Mr. Shan Weijian, Mr. Justin T. Chang (alternate Director to Mr. James G. Coulter), Mr. Vince Feng (alternate Director to Mr. William O. Grabe) and Mr. Daniel A. Carroll (alternate Director to Mr. Shan Weijian); and the Independent Non-executive Directors are Mr. Wong Wai Ming, Professor Woo Chia-Wei, Mr. Ting Lee Sen and Mr. John W. Barter III.

"Please also refer to the published version of this announcement in the South China Morning Post"

lenovo 联想

Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0992)

CONTINUING CONNECTED TRANSACTIONS

SUMMARY

The Company has recently entered into various agreements with IBM in connection with transactions on real estate, the procurement of services and the provision of maintenance and warranty services on personal computers. These agreements are Sub-lease Agreement, Facilities Maintenance Services Agreement and Maintenance Agreement (collectively the "**Connected Transactions**").

IBM is a substantial shareholder of the Company and thus a connected person of the Company. Therefore, the transactions contemplated under each of the Connected Transactions by the Company with IBM constitute continuing connected transactions for the Company.

As the applicable percentage ratios of the maximum considerations under each of the Sub-lease Agreement, Facilities Maintenance Services Agreement and Maintenance Agreement is less than 2.5%, the entering into of each of the Sub-lease Agreement, the Facilities Maintenance Services Agreement and the Maintenance Agreement is subject to reporting and announcement requirements under Rules 14A.45 to 14A.47 and the annual review requirements under Rules 14A.37 to 14A.40 of the Listing Rules, but is exempt from independent shareholders' approval requirements.

I. INTRODUCTION

The Company has recently entered into various agreements with IBM in connection with certain transactions on real estate, procurement of services transactions and the provision of maintenance and warranty services on personal computers. These agreements are Sub-lease Agreement, Facilities Maintenance Services Agreement and Maintenance Agreement (collectively the "**Connected Transactions**").

II. REAL ESTATE TRANSACTIONS

(a) Sub-lease Agreement

Reference is made to the Real Estate Arrangements (as defined in the circular issued by the Company on December 31, 2004, in relation to the very substantial acquisition by the Company of the global desktop computer and notebook computer business of IBM and certain continuing connected transactions mentioned therein (the "**Circular**")) pursuant to which, inter alia, the Master Real Estate Licence and other site-specific license and sublease agreements (the "**License Agreements**") were entered into that have allowed the Group to sublease portions of specific properties and to occupy certain space at over 200 IBM locations worldwide at agreed licence fees for a transitional period. The original terms of most of these License Agreements expire in June or July 2006. A letter agreement was entered into between IBM and the Company on March 30, 2006 to extend or renew, for 35 locations, the corresponding License Agreements for a fixed term of 60 days or 90 days (as the case may be) ("**Amendment to Real Estate License**").

On June 30, 2006, the Company entered into a new Sub-lease Agreement with IBM whereby the Group will sub-lease laboratory space from IBM in the terms as follows:-

Date:	June 30, 2006
Parties:	IBM and the Company
Nature:	Sub-lease
Location:	Yamato, Japan
Usage:	Laboratory space
Term:	Three years from July 1, 2006
Rent:	The aggregate annual rent payable under the Sub-lease Agreement is approximately US$2,665,000 (HK$20,787,000).
Basis of determination:	The rent for the laboratory space was mutually agreed between IBM and the Company after arm's length negotiation and determined on a price per foot basis which is consistent with the prevailing market rental levels for comparable properties in the various locations.

Reasons for the sub-lease

The Directors consider it beneficial for the Group to sublease laboratory space from IBM as the rent for the laboratory offered to the Group is comparable to, if not lower than, the rent offered by independent third party landlords for comparable premises. The Company has considered other available alternatives and has determined that the other premises are less suitable for the Group's use, for reasons including cost. The Group will also be able to minimize the relocation cost and disruption to the Group's business operations.

(b) Facilities Maintenance Services Agreement

On June 30, 2006, a Facilities Maintenance Services Agreement was entered into between IBM Japan and the Company whereby the Company will retain IBM Japan to perform Facilities Maintenance Services for its office and laboratory space at Yamato, Japan. Major terms of the Facilities Maintenance Services Agreement are as follows:

Date:	June 30, 2006
Parties:	IBM Japan and the Company
Term:	A fixed term of nine months commencing from July 1, 2006 and expiring on March 31, 2007, with an option of renewal exercisable by the Group to extend the term for up to three years, subject to the Company's compliance with the Listing Rules.
Services:	Under the Facilities Maintenance Services Agreement, IBM Japan will provide the following services to the Company's office and laboratory space at Yamato, Japan. The Facilities Maintenance Services include building security services; general maintenance services (janitorial, grounds maintenance, minor repairs to furniture and fixtures); planning and management services in respect of internal relocation; management of chemicals and industrial waste; and certain administrative and other related facilities services.
Service fee:	The aggregate amount of the service fee payable under the Facilities Maintenance Services Agreement is US$635,000 (HK$4,953,000) for the nine-month term.
Basis of determination:	The service fee was negotiated on an arm's length basis and the basis for determining the service fee is in line with the Group's procurement policy and practices and is no less favourable to the Group than that available from any independent third party for similar services.

Reasons for entering into the Facilities Maintenance Services Agreement

Taking into account the expertise and experience of IBM Japan in providing the covered services to the site in question, and the commercially reasonable cost of the Facilities Maintenance Services, the Directors consider that it is beneficial for the Group to enter into the Facilities Maintenance Services Agreement.

Listing Rules Implications

As the transactions under the Sub-lease Agreement, Facilities Maintenance Services Agreement and Amendment to Real Estate Licenses are related to sub-lease, license and provision of related services specific to the sub-lease from IBM to the Group within a 12-month period, they are aggregated under Rule 14A.25 of the Listing Rules.

As the applicable percentage ratios of the maximum aggregate annual amount payable under the Sub-lease Agreement, Facilities Maintenance Services Agreement and Amendment to Real Estate Licenses are less than 2.5%, the entering into of the Sub-lease Agreement and Facilities Maintenance Services Agreement are subject to reporting and announcement requirements under Rules 14A.45 to 14A.47 and the annual review requirements under Rules 14A.37 to 14A.40 of the Listing Rules, but are exempt from independent shareholders' approval requirements.

III. PROVISION OF MAINTENANCE AND WARRANTY SERVICES

On July 6, 2006, an agreement was entered into between IGSC (a subsidiary of IBM) and Lenovo Beijing (a subsidiary of the Company) in relation to the provision by Lenovo Beijing to IGSC of maintenance and warranty services in the PRC on IBM Liability Machines for a term from October 1, 2006 to June 15, 2008.

Major terms of the Maintenance Agreement are as follows:

Maintenance Agreement

Date:	July 6, 2006
Parties:	IGSC and Lenovo Beijing
Term:	A fixed term of 20½ months commencing from October 1, 2006 till June 15, 2008
Services:	The provision by Lenovo Beijing to IGSC of the Maintenance and Warranty Services in the PRC on IBM Liability Machines. Maintenance and Warranty Services mean installation, de-installation, remote customer and technical support, parts distribution, parts sales, depot maintenance and repair services and on site customer premise maintenance and repair services provided to customers who has purchased Products or Maintenance and Warranty Services from IBM or its business partner prior to Initial Closing, i.e. April 30, 2005, . IBM Liability Machines mean IBM logoed, other logoed and non-logoed Products sold by IBM prior to April 30, 2005.
Parts:	Lenovo Beijing will purchase the existing inventory of spare parts in the possession of Blue Express (a subsidiary of IBM) for IBM Products serviced by Blue Express prior to October 1, 2006 in order to have the necessary type and quantity of parts to perform the Maintenance and Warranty Services upon commencement of the Maintenance Agreement.
Fees:	Service Fees: The Directors expects that the annual service fees payable by IGSC to Lenovo Beijing under the Maintenance Agreement for the three financial years ending March 31, 2009 will not exceed USD16,000,000 (HK$124,800,000), USD12,000,000 (HK$93,600,000) and USD800,000 (HK$6,240,000) respectively. Parts Fees: The parties agreed that the parts to be purchased by Lenovo Beijing from Blue Express is currently estimated at about USD4,000,000 (HK$31,200,000).

Basis of Determination:	The Service Fees payable by IGSC is determined with reference to the rate in respect of a particular type of warranty service and the actual number of IBM Liability Machines receiving that particular type of warranty service in a particular year. The estimated annual amount of the Services Fees payable is on a descending scale based on the actual number of the IBM Liability Machines and the warranty period of a maximum of 3 years on the IBM Liability Machines from date of purchase provided in the sale. The Service Fees have been agreed upon between IGSC and Lenovo Beijing as a result of arm's length negotiation. The Parts Fees payable by Lenovo Beijing is an one off payment determined based on IBM's actual weighted average cost and is agreed upon between parties as a result of arm's length negotiation.

Reason for the transaction

The Company expects the Maintenance Agreement will ensure continuity of warranty services for the customers of IBM Liability Machines which will strengthen the Company's position within the customer accounts of IBM. The provision of the Maintenance and Warranty Services will also widen the source of revenue and leverage on the service operation efficiency of the Group.

Listing Rules Implications

IBM is a substantial shareholder of the Company and thus a connected person of the Company. Therefore, the entering into of the Maintenance Agreement by Lenovo Beijing with IGSC (a subsidiary of IBM) constitutes a continuing connected transaction for the Company. As the applicable percentage ratios of the maximum amount of each of the Service Fees and the Parts Fees under the Maintenance Agreement is less than 2.5%, the Maintenance Agreement is subject to announcement and reporting requirements and annual review requirements under Rules 14A.37 to 14A.40 of the Listing Rules, but is exempt from independent shareholders' approval requirements under Rule 14A.34 of the Listing Rules.

IV. DIRECTORS' VIEWS

The Directors (including the independent non-executive Directors) consider that the Connected Transactions are on normal commercial terms and are entered into in the ordinary and usual course of business of the Company. They are also of the view that the terms of the Connected Transactions are fair and reasonable and in the interests of the Company and its shareholders as a whole.

V. INFORMATION ON THE GROUP

The principal activity of the Company is investment holding. The principal activities of the Group are the sales and manufacture of personal computers and related IT products, mobile devices, and the provision of advanced information services in the PRC, the Americas, Europe, the Middle East, Africa and Asia Pacific.

VI. INFORMATION ON IBM

IBM is the largest supplier of "hardware", "software" and information technology services, and pioneered the development and implementation of "e-business" solutions. IBM is a leading provider of e-business solutions and is dedicated to helping companies, business partners and developers leverage the potential of the internet and network computing across a wide range of businesses and industries. The company offers a host of cross-industry and industry-specific solutions designed to meet the needs of companies of all sizes.

VII.DEFINITIONS

"Affiliate"	with respect to any person, any other person who directly or indirectly or who through one or more intermediaries, controls or is controlled by or is under common control with the person specified
"Amendment to Real Estate Licenses"	the letter agreement entered into between IBM and the Company on March 30, 2006, details of which are set out in the section headed "Real Estate Licence Extension" in the announcement of the Company issued on April 21, 2006 in relation to a continuing connected transaction
"Circular"	the circular issued by the Company on December 31, 2004 in relation to the very substantial acquisition by the Company of the global desktop computer and notebook computer business of IBM and certain continuing connected transactions mentioned therein
"Company"	Lenovo Group Limited, a company incorporated on October 5, 1993 with limited liability under the laws of Hong Kong, the shares of which are listed on the main board of the Stock Exchange
"connected person"	has the meaning set out in the Listing Rules
"Directors"	the directors of the Company
"Facilities Maintenance Services Agreement"	the facilities maintenance services agreement entered into between IBM and the Company on June 30, 2006, details of which are set out in the section "Facilities Maintenance Services Agreement" in this announcement
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"IBM"	International Business Machines Corporation, and/ or its affiliates
"IBM Japan"	IBM (Japan) Inc., a wholly-owned subsidiary of IBM
"IGSC"	IBM Global Services (China) Company Ltd., a subsidiary of IBM
"Initial Closing"	has the meaning set out in the Circular

"Lenovo Beijing"	Lenovo (Beijing) Limited, a company incorporated in PRC, a wholly-owned subsidiary of the Company
"License Agreements"	the Master Real Estate License and other license and sublease agreements, signed prior to the Initial Closing and carrying terms not exceeding 12 months
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited
"Maintenance Agreement"	China Services Agreement for IBM Liability Machines entered into between Lenovo Beijing and IGSC on July 6, 2006, details of which are set out in the section "Maintenance Agreement" in this announcement
"Master Real Estate License"	The Master Real Estate License entered into between IBM and IBM Products United States Inc. (which subsequently became part of the Group) on April 29, 2005
"PRC"	People's Republic of China (for the purposes of this announcement, excluding Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan)
"Real Estate Arrangements"	has the meaning set out in the Circular
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Sub-lease Agreement"	the sub-lease agreement entered into between IBM and the Company on June 30, 2006 in respect of sub-lease from IBM laboratory space in Yamato, Japan, details of which are set out in the section "Sub-lease Agreement" in this announcement

This announcement contains translation between HK$ and US$ at HK$7.8 = US$1. The translation shall not be taken as representation that the HK$ amount could actually be converted into US$ at that rate, or at all.

By order of the Board
Yang Yuanqing
Chairman

Hong Kong, July 17, 2006

As of the date of this announcement, the Executive Directors are Mr. Yang Yuanqing, Mr. William J. Amelio and Ms. Ma Xuezheng, the Non-executive Directors are Mr. Liu Chuanzhi, Mr. Zhu Linan, Mr. James G. Coulter, Mr. William O. Grabe, Mr. Shan Weijian, Mr. Justin T. Chang (alternate Director to Mr. James G. Coulter), Mr. Vince Feng (alternate Director to Mr. William O. Grabe) and Mr. Daniel A. Carroll (alternate Director to Mr. Shan Weijian); and the Independent Non-executive Directors are Mr. Wong Wai Ming, Professor Woo Chia-Wei, Mr. Ting Lee Sen and Mr. John W. Barter III.

"Please also refer to the published version of this announcement in the South China Morning Post"